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                                                                              Exhibit 12

                             METROPOLITAN EDISON COMPANY AND SUBSIDIARY COMPANY
                    STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                    BASED ON SEC REGULATION S-K, ITEM 503
                                               (IN THOUSANDS)
                                                  UNAUDITED
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                                                                     Nine Months Ended
                                                              September 30,     September 30,
                                                                  1995              1994
            OPERATING REVENUES                                  $637 755          $614 736

            OPERATING EXPENSES (excluding
              taxes based on income)                             512 695           505 821
              Interest portion of rentals (A)                      4 059             3 861
                Net expense                                      508 636           501 960

            OTHER INCOME:
              Allowance for funds used
                during construction                                2 165             1 943
              Other income/(deductions), net                     129 926           (98 219)
                Total other income                               132 091           (96 276)

            EARNINGS AVAILABLE FOR FIXED CHARGES                $261 210          $ 16 500

            FIXED CHARGES:
              Interest on funded indebtedness                   $ 34 375          $ 32 459
              Other interest (B)                                  10 614            11 706
              Interest portion of rentals (A)                      4 059             3 861
                Total fixed charges                             $ 49 048          $ 48 026

            RATIO OF EARNINGS TO FIXED CHARGES                      5.33               .34

            Preferred stock dividend requirement                $    708          $  2 724
            Ratio of income before provision for
              income taxes to net income (C)                       167.9%            187.1%
            Preferred stock dividend requirement
              on a pre-tax basis                                   1 189             5 096
            Fixed Charges, as above                               49 048            48 026
                Total fixed charges and preferred
                stock dividends                                 $ 50 237          $ 53 122

            RATIO OF EARNINGS TO COMBINED FIXED
            CHARGES AND PREFERRED STOCK DIVIDENDS                   5.20               .31



            NOTES:
            (A)  The Company included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and excluded such components from Operating Expenses.
            (B)  Includes dividends on company-obligated mandatorily redeemable preferred securities of $6,750 for 1995.
            (C)  Represents income before provision of income taxes of $212,162 and $(31,526), for the nine months ended September 30, 1995 and September 30, 1994, respectively, divided by net income of $126,392 and $(16,854), respectively.
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